SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13D-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(AMENDMENT NO. 2)

TECHTARGET, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87874R 10 0

(CUSIP Number)

Frederic D. Fenton

c/o Technology Crossover Ventures

528 Ramona Street

Palo Alto, California 94301

(650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on following pages)

(1)	Name of Reporting Person TCV V, L.P. See item 2 for identification of the General Partner
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 10,263,544 SHARES OF COMMON STOCK (A)
	(8)	Shared Voting Power -0- SHARES OF COMMON STOCK
	(9)	Sole Dispositive Power 10,263,544 SHARES OF COMMON STOCK (A)
	(10)	Shared Dispositive Power -0- SHARES OF COMMON STOCK
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person** 10,263,544 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 31.41%*
(14)	Type of Reporting Person PN

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,672,160 shares of the Issuer’s common stock outstanding as of March 31, 2014, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on May 13, 2014.

(1)	Name of Reporting Person TCV Member Fund, L.P. See item 2 for identification of a General Partner
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 195,321 SHARES OF COMMON STOCK (A)
	(8)	Shared Voting Power -0- SHARES OF COMMON STOCK
	(9)	Sole Dispositive Power 195,321 SHARES OF COMMON STOCK (A)
	(10)	Shared Dispositive Power -0- SHARES OF COMMON STOCK
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 195,321 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) Less than 1%
(14)	Type of Reporting Person PN

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,672,160 shares of the Issuer’s common stock outstanding as of March 31, 2014, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on May 13, 2014.

(1)	Name of Reporting Person Technology Crossover Management V, L.L.C. See item 2 for identification of the Managing Members
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 10,458,865 SHARES OF COMMON STOCK (A)
	(8)	Shared Voting Power -0- SHARES OF COMMON STOCK
	(9)	Sole Dispositive Power 10,458,865 SHARES OF COMMON STOCK (A)
	(10)	Shared Dispositive Power -0- SHARES OF COMMON STOCK
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,458,865 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 32.01% *
(14)	Type of Reporting Person OO

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,672,160 shares of the Issuer’s common stock outstanding as of March 31, 2014, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on May 13, 2014.

(1)	Name of Reporting Person TCV Management 2004, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 54,923 SHARES OF COMMON STOCK
	(8)	Shared Voting Power -0- SHARES OF COMMON STOCK (A)
	(9)	Sole Dispositive Power 54,923 SHARES OF COMMON STOCK
	(10)	Shared Dispositive Power -0- SHARES OF COMMON STOCK (A)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 54,923 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) Less than 1% *
(14)	Type of Reporting Person OO

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,672,160 shares of the Issuer’s common stock outstanding as of March 31, 2014, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on May 13, 2014.

(1)	Name of Reporting Person JAY C. HOAG
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization UNITED STATES CITIZEN
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 17,500 SHARES OF COMMON STOCK
	(8)	Shared Voting Power 10,513,788 SHARES OF COMMON STOCK (A)
	(9)	Sole Dispositive Power 17,500 SHARES OF COMMON STOCK
	(10)	Shared Dispositive Power 10,513,788 SHARES OF COMMON STOCK (A)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,531,288 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 32.23% *
(14)	Type of Reporting Person IN

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,672,160 shares of the Issuer’s common stock outstanding as of March 31, 2014, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on May 13, 2014.

(1)	Name of Reporting Person RICHARD H. KIMBALL
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization UNITED STATES CITIZEN
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0- SHARES OF COMMON STOCK
	(8)	Shared Voting Power 10,513,788 SHARES OF COMMON STOCK (A)
	(9)	Sole Dispositive Power -0- SHARES OF COMMON STOCK
	(10)	Shared Dispositive Power 10,513,788 SHARES OF COMMON STOCK (A)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,513,788 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 32.18% *
(14)	Type of Reporting Person IN

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,672,160 shares of the Issuer’s common stock outstanding as of March 31, 2014, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on May 13, 2014.

(1)	Name of Reporting Person JOHN L. DREW
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization UNITED STATES CITIZEN
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0- SHARES OF COMMON STOCK
	(8)	Shared Voting Power 10,513,788 SHARES OF COMMON STOCK (A)
	(9)	Sole Dispositive Power -0- SHARES OF COMMON STOCK
	(10)	Shared Dispositive Power 10,513,788 SHARES OF COMMON STOCK (A)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,513,788 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 32.18% *
(14)	Type of Reporting Person IN

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,672,160 shares of the Issuer’s common stock outstanding as of March 31, 2014, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on May 13, 2014.

(1)	Name of Reporting Person JON Q. REYNOLDS JR.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization UNITED STATES CITIZEN
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0- SHARES OF COMMON STOCK
	(8)	Shared Voting Power 10,513,788 SHARES OF COMMON STOCK (A)
	(9)	Sole Dispositive Power -0- SHARES OF COMMON STOCK
	(10)	Shared Dispositive Power 10,513,788 SHARES OF COMMON STOCK (A)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,513,788 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 32.18% *
(14)	Type of Reporting Person IN

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,672,160 shares of the Issuer’s common stock outstanding as of March 31, 2014, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on May 13, 2014.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 1, 2007 and Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on October 30, 2013 (collectively, the “Schedule 13D”), with respect to shares of common stock, par value $0.001 per share (the “Common Stock”), of TechTarget, Inc., a Delaware corporation (“TechTarget” or the “Company”). The Company’s principal executive offices are located at 275 Grove Street, Newton, Massachusetts 02446. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

This statement is being filed by (1) TCV V, L.P., a Delaware limited partnership (“TCV V”), (2) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund”), (3) Technology Crossover Management V, L.L.C., a Delaware limited liability company (“Management V”), (4) TCV Management 2004, L.L.C., a Delaware limited liability company (“TCM 2004”), (5) Jay C. Hoag (“Mr. Hoag”), (6) Richard H. Kimball (“Mr. Kimball”), (7) John L. Drew (“Mr. Drew”), and (8) Jon Q. Reynolds Jr. (“Mr. Reynolds”) (Mr. Hoag, Mr. Kimball, Mr. Drew and Mr. Reynolds are collectively referred to as the “Members”). TCV V, Member Fund, Management V, TCM 2004 and the Members are sometimes collectively referred to herein as the “Reporting Persons.”

This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of Amendment No. 1 to Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is amended and supplemented by adding the following information to Item 4:

On May 13, 2014, TCV V, Member Fund, TCM 2004 and Mr. Hoag (together, the “Lock-Up Parties”) entered into a Lock-Up Agreement in the form attached hereto as Exhibit A (the “Lock-Up Agreement”) with Jefferies LLC, as representatives of the several underwriters (collectively, the “Underwriters”) of the Company in connection with that certain preliminary prospectus supplement (“Prospectus”) filed with the Securities and Exchange Commission on May 13, 2014, in which TCV V and Member Fund are named as selling stockholders. Pursuant to the Lock-Up Agreement, each of the Lock-Up Parties agreed, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any shares of Common Stock of the Company or any securities convertible into or exercisable or exchangeable for shares of Common Stock of the Company, without prior written consent of Jefferies LLC, for a period beginning on the effective date of the Lock-Up Agreement and continuing through the close of trading on the date that is 75 days after the date of the Prospectus. The foregoing description of the terms of the Lock-Up Agreement is intended as a summary only and is qualified in its entirety by reference to the form of Lock-Up Agreement, which is filed as Exhibit A to this Amendment No. 2 and incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). As of the close of business on May 13, 2014, TCV V, Member Fund, Management V, TCM 2004 and the Members owned, directly and indirectly, (including shares issuable upon the exercise of options exercisable within 60 days after May 13, 2014) an aggregate of 10,531,288 shares of the Issuer’s common stock as follows:

Name of Investor	Number of Total Shares	Percentage of Outstanding Shares (*)
TCV V	10,263,544	31.41%
Member Fund	195,321	Less than 1%
Management V	10,458,865	33.01	% (**)
TCM 2004	54,923	Less than 1%

Mr. Hoag (***)	10,531,288	32.23	% (**)
Mr. Kimball	10,513,788	32.18	% (**)
Mr. Drew	10,513,788	32.18	% (**)
Mr. Reynolds	10,513,788	32.18	% (**)

(*)	All percentages are calculated based upon 32,672,160 shares of the Issuer’s common stock outstanding as of March 31, 2014, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on May 13, 2014.
(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.
(***)	Includes options to purchase 17,500 shares of common stock held by Mr. Hoag. Mr. Hoag has the sole power to dispose and direct the disposition of the options and any shares issuable upon the exercise of the options, and the sole power to direct the vote of the shares of common stock to be received upon exercise of the options. However, Mr. Hoag has transferred to TCM 2004 100% of the pecuniary interest in the 17,500 options and any shares to be issued upon exercise of such options

Each of TCV V, Member Fund, and TCM 2004 (collectively, the “TCV Entities”) has the sole power to dispose or direct the disposition of the shares which it holds directly, and has the sole power to vote or direct the voting of its respective shares held by such TCV Entity.

Management V, as a general partner of TCV V and a general partner of the Member Fund, may also be deemed to have the sole power to dispose or direct the disposition of the shares and held by TCV V and Member Fund and have the sole power to direct the vote of such shares. Management V disclaims beneficial ownership of the securities owned by TCV V and Member Fund except to the extent of its pecuniary interest therein.

Each of the Members is a Class A member of Management V and a member of TCM 2004. Under the operating agreement of Management V, the Members have the shared power to dispose or direct the disposition of the shares held by TCV V and Member Fund and the shared power to direct the vote of such shares. Under the operating agreement of TCM 2004, the Members have the shared power to dispose or direct the disposition of the shares held by TCM 2004 and the shared power to direct the vote of such shares. Each of the Members disclaims beneficial ownership of the securities owned by TCV V, Member Fund and TCM 2004 except to the extent of their pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Securities that may be beneficially acquired within 60 days of May 13, 2014, including shares subject to options exercisable within 60 days of May 13, 2014 are deemed to be beneficially owned by the person or entity holding such securities for the purpose of computing ownership of such person or entity, but are not treated as outstanding for the purpose of computing the ownership of any other person or entity.

Except as set forth in this Item 5(a) - (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The summary of certain provisions of the Lock-Up Agreement set forth in Item hereof 4 and the Lock-Up Agreement attached as Exhibit A are hereby incorporated by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following additional exhibits were filed:

Exhibit A	Form of Lock-Up Agreement

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2014

TCV V, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT V, L.L.C.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

JAY C. HOAG

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

JOHN L. DREW

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

JON Q. REYNOLDS JR.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit A	Form of Lock-Up Agreement